UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VIKING THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92686J106

(CUSIP Number)

Ligand Pharmaceuticals Incorporated

11119 North Torrey Pines Rd., Suite 200

La Jolla, CA 92037

(858) 550-7500

Copy to:

Scott N. Wolfe, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Telephone: (858) 523-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 92686J106

1.	Name of Reporting Person: Ligand Pharmaceuticals Incorporated
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC and OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,820,964
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,820,964
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,820,964
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 39.8%
14.	Type of Reporting Person: CO

Preliminary Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2015 and as amended by Amendment No.1 to Schedule 13D filed with the SEC on June 1, 2015 (the “Schedule 13D”) by Ligand Pharmaceuticals Incorporated (“Ligand” or the “Reporting Person”). Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D.

The Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented with the following:

The Issuer issued 7,500,000 shares of Common Stock, together with 7,500,000 related warrants to purchase shares of Common Stock, in a public offering which closed on April 13, 2016 (the “Follow-On Offering”). Ligand purchased, with generally available corporate funds, 560,000 shares of Common Stock and 560,000 related warrants to purchase shares of Common Stock in connection with the Follow-On Offering at the public offering price per share of Common Stock and related warrant of $1.25 per share (the “Follow-On Offering Price”).

Pursuant to the terms of the Loan and Security Agreement (as amended by the Second Amendment to Loan and Security Agreement, dated January 22, 2016), upon closing of the Follow-On Offering, Ligand acquired 960,000 shares of Common Stock and a warrant to purchase 960,000 shares of Common Stock from the Issuer upon repayment in Issuer’s equity of $1,200,000 of accrued and unpaid interest and the outstanding principal amount of the Convertible Note at the Follow-On Offering Price.

Item 4.	Purpose of Transaction

Item 4 is hereby replaced in its entirety with the following:

The acquisitions made by Ligand in connection with the IPO, including shares of Common Stock issued pursuant to the Master License Agreement, and the Follow-On Offering were for investment purposes only.

Ligand and the Issuer are parties to a Loan and Security Agreement, dated May 21, 2014 (as amended by the First Amendment to Loan and Security Agreement, dated April 8, 2015, and the Second Amendment to Loan and Security Agreement, dated January 22, 2016, the “Loan and Security Agreement”), pursuant to which Ligand loaned $2,500,000 to the Issuer. Such debt is evidenced by a Senior Convertible Promissory Note (the “Convertible Note”). Pursuant to the terms of the Loan and Security Agreement, upon the consummation of the Follow-On Public Offering, the Issuer repaid Ligand $1,500,000, which payment was comprised of $300,000 in cash, with the balance of the $1,500,000 paid in the Issuer’s equity securities issued in the Follow-On Public Offering. Such payment was applied, first, to accrued and unpaid interest on the Convertible Note and, second, to the unpaid principal amount of the Convertible Note. Each $1.00 of value of the Initial Payment shall reduce the amount of accrued and unpaid interest and then unpaid principal amount on the Convertible Note by $0.50. Following the consummation of the Follow-On Public Offering, the Issuer may elect to repay any portion of the outstanding principal under the Convertible Note, plus accrued and unpaid interest thereon. The Convertible Note is exercisable on May 21, 2017 or upon the occurrence of an event described above.

In addition, Ligand holds warrants to purchase up to 1,520,000 shares of Common Stock (the “Warrants”) which are included in the aggregate 7,820,964 shares of Common Stock reported in the Schedule 13D. The Warrants have an exercise price of $1.50 per share of Common Stock and are immediately exercisable. The Warrants expire on April 13, 2021.

Other than the Convertible Note, and the Warrants Ligand does not currently have any other plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j).

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby supplemented with the following:

(a) The aggregate percentage of Common Stock reported owned by Ligand is based on 19,671,482 shares outstanding as of April 13, 2016, consisting of (i) 18,151,482 shares of Common Stock outstanding after the Follow-On Public Offering as reported in the Issuer’s prospectus supplement dated as of and filed with the Securities and Exchange Commission on April 8, 2016, and (ii) 1,520,000 shares of Common Stock issuable upon exercise of the Warrants.

Ligand beneficially owns, in the aggregate, 7,820,964 shares of Common Stock, constituting approximately 39.8% of the Common Stock outstanding consisting of (i) 5,418,490 shares of Common Stock, which Ligand owns directly, (ii) 882,474 shares of Common Stock, which Metabasis owns directly, and (iii) 1,520,000 shares of Common Stock issuable upon exercise of the Warrants, which Ligand owns directly.

Item 5(c) is hereby supplemented with the following:

(c) No transactions in the class of securities reported on were effected since the filing of the Schedule 13D except as described in this Amendment No. 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented with the following:

Pursuant to the terms of the Second Amendment to Loan and Security Agreement, Ligand agreed that it would not, prior to January 23, 2017, directly or indirectly, sell or otherwise transfer or dispose of any Lock-Up Securities.

The description of the Second Amendment to Loan and Security Agreement and the Convertible Note are incorporated herein by reference to Item 4.

The description contained in this Statement on Schedule 13D of the Second Amendment to Loan and Security Agreement is a summary only and is qualified in its entirety by the actual terms of such agreement, which is being filed as Exhibit 99.12 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding Exhibit 99.12 to the Exhibit Index attached to this Amendment No. 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2016	Ligand Pharmaceuticals Incorporated

	By:	/s/ Charles Berkman
		Name:	Charles Berkman
		Title:	Vice President and Secretary

Signature Page to Amendment No. 2 to Schedule 13D

Exhibit Index

Exhibit No.	Description	Method of Filing

99.1	Information concerning the directors and executive officers of Ligand Pharmaceuticals Incorporated and Metabasis Therapeutics, Inc.	Incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13, as filed with the Securities and Exchange Commission on May 8, 2015 (SEC Reg. No. 005-88828)

99.2	Form of Lock-Up Agreement among the Company, the Underwriters and Certain Stockholders of the Company	Incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Amendment No. 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 10, 2015 (SEC Reg. No. 333-197182)

99.3	Master License Agreement, dated May 21, 2014, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.4	First Amendment to Master License Agreement, dated September 6, 2014, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.24 to the Issuer’s Amendment No. 2 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 10, 2015 (SEC Reg. No. 333-197182)

99.5	Second Amendment to Master License Agreement, dated April 8, 2015, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.30 to the Issuer’s Amendment No. 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 8, 2014 (SEC Reg. No. 333-197182)

99.6	Loan and Security Agreement, dated May 21, 2014, by and between Viking Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.7	First Amendment to Loan and Security Agreement, dated April 8, 2015, by and between Viking Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.31 to the Issuer’s Amendment No. 5 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 10, 2015 (SEC Reg. No. 333-197182)

99.8	Secured Convertible Note Promissory Note, dated May 27, 2014, from Viking Therapeutics, Inc. to Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.14 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.9	Letter Agreement regarding board composition and management rights, dated May 21, 2014, by and between Viking Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.10	Voting Agreement, dated May 21, 2014, by and among Viking Therapeutics, Inc., Ligand Pharmaceuticals Incorporated, Metabasis Therapeutics, Inc., Brian Lian, Ph.D. and Michael Dinerman, M.D.	Incorporated by reference to Exhibit 10.17 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.11	Registration Rights Agreement, dated May 21, 2014, by and among Viking Therapeutics, Inc., Metabasis Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.16 to the Issuer’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2014 (SEC Reg. No. 333-197182)

99.12	Second Amendment to Loan and Security Agreement, dated January 22, 2016, by and between Viking Therapeutics, Inc. and Ligand Pharmaceuticals Incorporated	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 25, 2016 (SEC Reg. No. 333-197182)